UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

July 10, 2008

Date of Report (Date of earliest event reported)

New NRG Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	000-26436	91-2159311

(State or other jurisdiction   (Commission File No.)   (IRS Employer
of incorporation)   Identification No.)

1730 LaBounty Rd. PMB 213, Ferndale, WA 98248

(Address of principal executive offices) (Zip Code)

360-384-4390

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION INCLUDED IN THIS REPORT

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

On July 10, 2008, New NRG Inc. (NRG) signed a Letter of Intent with Agri-Technologies Int., Ltd. (ATI), to provide the groundwork for final documents to be produced between ATI and NRG. ATI formally extended its intent to provide NRG with its exclusive license rights from Biofuel Technology A/S (BFT) for the U.S. and non exclusive rights to the remainder of North America for the BFT technology suite.

These rights shall include any and all technologies which BFT is currently licensed for or otherwise owns patents to, and, among other things includes, a hydrolyser technology for rendering cellulosic material, a liquid separation technology which separates liquid streams without steam processes, a proven digester design format for production of methane and liquid fertilisers and an steam less ethanol concentrator system.

New NRG shall pay ATI €450,000 (Euros) (Approximately $710,000 USD) pending signature of a Licensing Agreement (LA) between ATI and BFT. The LOI calls for conclusion of the formal licensing agreement by August 15, 2008.

ATI is an investment group focused on acquisition, licensing and investment in new technologies related to biofuels and petroleum. Agri-Technologies holds exclusive licensing rights to North America for the BFT's technologies. ATI shall provide such ongoing support as is necessary to sustain such licensing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New NRG Inc.

Date: July 10, 2008   /s/ Erik Nelson

                             Erik S. Nelson, Secretary